Mail Stop 3561

May 4, 2010

David Miller
President and Chief Executive Officer
Monarch Investment Properties, Inc.
1801 N. Military Trail
Suite 203
Boca Raton, FL 33431

> **Re:** **Monarch Investment Properties, Inc.**
> **Amendment No. 3 to Form 10-K for Fiscal Year Ended June 30, 2009**
> **Filed April 27, 2010**
> **File No. 000-52754**

Dear Mr. Miller:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director